EXHIBIT 99.48
UNDERWRITING AGREEMENT
June 7, 2010
Student Transportation Inc.
3349 Highway 138
Building B, Suite D
Wall, New Jersey 00719
Dear Sirs/Mesdames:
          Scotia Capital Inc. (“Scotia”), BMO Nesbitt Burns Inc., CIBC World Markets Inc., TD Securities Inc., Wellington West Capital Markets Inc., Raymond James Ltd. and Cormark Securities Inc. (collectively with Scotia, the “Underwriters” and each, an “Underwriter”) understand that Student Transportation Inc. (the “Issuer”), an Ontario corporation, proposes, subject to the terms and conditions contained herein, to issue and sell $50,000,000 aggregate principal amount of 6.75% convertible subordinated unsecured debentures due June 30, 2015 (the “Debentures”) to the Underwriters for distribution to the public at an issue price of $1,000 per Debenture and is prepared:
(a)	to create and issue the Debentures; and

(b)	to prepare and file, without delay, a preliminary short form prospectus and a final short form prospectus and all necessary related documents in order to qualify the Debentures for distribution in each of the provinces and territories of Canada (the “Qualifying Jurisdictions”).
          Based upon the foregoing, and upon and subject to the terms and conditions set out below, the Underwriters severally, and not jointly and severally, offer to purchase from the Issuer at the Closing Time, and the Issuer hereby agrees to sell to the Underwriters, all but not less than all of the $50,000,000 aggregate principal amount of Debentures at a price of $1,000 per Debenture, being an aggregate purchase price of $50,000,000.
          In consideration of the Underwriters’ agreement to purchase the Debentures which will result from the Issuer’s acceptance of this offer, and in consideration of the services to be rendered by the Underwriters in connection therewith, including assisting in preparing documentation relating to the Debentures, including the Preliminary Prospectus and the Final Prospectus, distributing the Debentures to the public directly and through other investment dealers and brokers and performing administrative work in connection with the distribution of the Debentures, the Issuer agrees to pay to the Underwriters, at the Closing Time, a fee equal to 4.0% of the value of the Debentures acquired at such time.
TERMS AND CONDITIONS
1.	Definitions and Interpretation
1.1 Where used in this Agreement the following terms will have the following meanings, respectively:
(a)	“Actual Knowledge” means, in the case of the Issuer, to the actual knowledge of Denis Gallagher and Pat Walker after reasonable inquiry, including of Robert Byrne, the Issuer’s external counsel;

(b)	“affiliate” or “associate” when used to indicate a relationship with a Person, has the same meaning as set forth in the Securities Act (Ontario);

(c)	“Agreement”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof”, and similar expressions refer to this Underwriting Agreement and not to any particular Section, subsection, clause, subdivision or other portion hereof and included any and every instrument supplemental or ancillary hereto;

(d)	“Auditors” means Ernst & Young LLP;

(e)	“Benefit Plans” means all stock option plans, employment, consulting and severance agreements, long term compensation plans, pension, profit sharing and retirement plans and all bonus and other employee benefit or fringe benefit plans, including, without limitation, “employee benefit plans” as such term is defined under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) maintained or with respect to which contributions are made by the Issuer or any of its subsidiaries or with respect to which the Issuer or any of its subsidiaries has any liability;

(f)	“Business” means the business carried on by the Issuer and its subsidiaries immediately prior to and following the Closing Time;

(g)	“business day” means a day other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Toronto, Ontario or in New York, N.Y.;

(h)	“Closing Date” means June 21, 2010 or any earlier or later date as may be agreed to in writing by the Issuer and the Underwriters, each acting reasonably, but will in any event not be later than July 12, 2010;

(i)	“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date, or any other time on the Closing Date as may be agreed to by the Issuer and the Underwriters;

(j)	“Damages” means, collectively, any direct damages, direct losses, direct expenses or direct claims (but specifically excluding any punitive, exemplary, indirect or consequential damages, losses, expenses and claims or losses of profit in connection with the distribution of the Debentures) suffered by, imposed upon or asserted against an Indemnified Party under the Securities Laws, other Laws, at common law or otherwise, together with the reasonable expenses incurred in defence of same, such amount being correspondingly reduced by: (i) any insurance proceeds received or to be received at any time (or any other compensation payments likely to be received within the following three years) by the Indemnified Party in respect of the same claim; and (ii) the present value of the net benefit, if any, that will be received by such party in the current or any future tax period as a result of the payment of Damages;

(k)	“Debentures” has the meaning given to that term above;

(l)	“distribution” means distribution or distribution to the public, as the case may be, for the purposes of the Securities Laws or any of them;

(m)	“Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, requests for information, directives, claims, liens, investigations, proceedings or notices of non-compliance or violation by any person (including any agency) alleging or suggesting potential liability (including, without limitation, potential responsibility for or liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (a) the presence, or Release or threatened Release into the environment, of any Hazardous Substance at any location, whether or not owned, operated, leased or managed by the Issuer and its subsidiaries or any of its subsidiaries; or (b) circumstances forming the basis of any violation or alleged violation of any Environmental Law; or (c) any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation, injunctive or other relief resulting from the presence or Release of any Hazardous Substance;

(n)	“Environmental Law” means applicable Law aimed at investigation, clean-up or remediation of the real properties owned, leased or used by the Issuer and its subsidiaries or any of its subsidiaries in which the Issuer and its subsidiaries or any of its subsidiaries otherwise has an interest; abatement of pollution; protection of the environment; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; worker health and safety protection of cultural or historic resources; management, storage or control of hazardous materials and substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment, including ambient air, surface water and groundwater; and all other applicable Law relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes;

(o)	“Environmental Liabilities” means any and all claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, judgments, amounts paid in settlement, assessments, costs, disbursements, or expenses (including attorney’s fees and costs, experts’ fees and costs, and consultants’ fees and costs) of any kind or of any nature whatsoever that are asserted by any person or entity (including any agency) other than the Issuer, alleging liability (including liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation costs, containment costs, restoration costs, corrective action costs, closure costs, reclamation costs, natural resource damages, property damages, business losses, personal injuries, penalties or fines) arising out of, based on or resulting from (i) the presence, release, threatened release, discharge or emission into the environment of any hazardous materials or substances existing or arising on, beneath or above the real properties owned, leased or used by the Issuer and its subsidiaries or any of its subsidiaries or in which the Issuer and its subsidiaries or any of its subsidiaries otherwise has an interest and/or emanating or migrating and/or threatening to emanate or migrate from such properties to off-site properties, (ii) physical disturbance of the environment, or (iii) the violation or alleged violation or any Environmental Law;

(p)	“Equity Holders” means, (i) in respect of a corporation, its shareholders, and (ii) in respect of any other Person, all Persons holding a direct or indirect beneficial interest in such Person;

(q)	“Final Prospectus” means the final prospectus of the Issuer (in both the English and French languages unless the context indicates otherwise) to be approved, signed and certified in accordance with the Securities Laws in the Qualifying Jurisdictions relating to the qualification for distribution of the Debentures under applicable Securities Laws in the Qualifying Jurisdictions (including, for greater certainty, the documents incorporated therein by reference);

(r)	“Final Passport System Decision Document” means a receipt for the Final Prospectus issued in accordance with the Passport System;

(i)	“Financial Information” means the Financial Statements and management’s discussion and analysis included or incorporated by reference in the Preliminary Prospectus or the Final Prospectus or incorporated by reference therein;

(s)	“Financial Statements” means the audited financial statements of the Issuer for the fiscal year ended June 30, 2009 and the financial statements for the nine months ended March 31, 2010, each incorporated by reference in the Offering Documents ;

(t)	“Governmental Charges” means all taxes, duties, levies, assessments, reassessments and other charges together with all related penalties, interest and fines, payable in respect of periods ending on or before the Closing Date to any domestic or foreign government (federal, provincial, state, municipal or otherwise) or to any regulatory authority, agency, commission or board of any domestic or foreign government, or imposed by any court or any other law, regulation or rule-making entity having jurisdiction in the relevant circumstances;

(u)	“Governmental Entity” means any: (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, regulatory or administrative authority, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; (iii) any quasigovernmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above; or (iv) any arbitrator exercising jurisdiction over the affairs of the applicable Person, asset, obligation or other matter;

(v)	“Hazardous Substance” means (i) any petroleum, asbestos or asbestos-containing materials, urea formaldehyde foam insulation, any form of natural gas, explosives, polychlorinated biphenyls, radioactive materials, ionizing radiation, electromagnetic field radiation or microwave transmissions; (ii) any chemicals, materials or substances, whether waste materials, raw materials or finished products, which are defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous substances,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “pollutants,” “contaminants” or words of similar import under any

Environmental Law; and (iii) any other chemical, material or substance, whether waste materials, raw materials or finished products, regulated under any Environmental Law;

(w)	“Issuer” means Student Transportation Inc., an Ontario corporation;

(x)	“Laws” means any and all laws, including all federal, state, provincial and local statutes, codes, ordinances, decrees, rules, regulations and municipal by-laws and all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings or awards or other requirements of any other Governmental Entity binding on or affecting the Person referred to in the context in which the term was used;

(y)	“Lien” means any mortgage, pledge, lien, security interest, easement, encumbrance or other adverse claim;

(z)	“Material Adverse Effect” or “Material Adverse Change” means any effect or change on the Issuer that is or is reasonably likely to be materially adverse to the results of operations, financial condition, assets, properties, capital, liabilities (contingent or otherwise), cash flow, income or business operations of the Issuer and all of its subsidiaries taken as a whole after giving effect to this Agreement and the transactions contemplated hereby;

(aa)	“Material Contracts” means any material note, indenture or other form of indebtedness and any material contract, agreement (written or oral), instrument, lease or other document to which the Issuer or any of the subsidiaries are a party or by which a material portion of the Issuer’s or any subsidiaries’ assets are bound;

(bb)	“material change” means a material change for the purpose of Securities Laws;

(cc)	“material fact” means a material fact for the purpose of Securities Laws;

(dd)	“misrepresentation” means a misrepresentation for the purpose of Securities Laws;

(ee)	“Offering” means the distribution of the Debentures as contemplated in the Final Prospectus;

(ff)	“Offering Documents” means, collectively, the Preliminary Prospectus, the Final Prospectus and any Supplemental Material, including (in each case) the Public Disclosure Documents incorporated by reference therein;

(gg)	“Ordinary Course” means, with respect to an action taken by a Person, that such action (i) is consistent in all material respects with past practices of the Person; (ii) is taken in the ordinary course of the normal day-to-day operations of the Person; or (iii) is consistent with industry practice;

(hh)	“OSC” means the Ontario Securities Commission;

(ii)	“Passport System” means the passport system procedures provided for under Multilateral Instrument 11-102 — Passport System and National Policy 11-202 -

Process for Prospectus Reviews in Multiple Jurisdictions among the Securities Commissions;

(jj)	“Permitted Liens” means:
(i)	Liens for Governmental Charges not yet due or which are being contested in good faith by appropriate proceedings, provided that reasonable reserves (established in accordance with applicable generally accepted accounting principles) with respect to contested taxes are maintained on the books of the Issuer and/or its subsidiaries;

(ii)	pledges or deposits made in the Ordinary Course in connection with workers’ compensation, unemployment insurance and other social security legislation;

(iii)	easements, rights-of-way, restrictions and other similar encumbrances incurred in the Ordinary Course which, in respect of properties or assets of the Issuer are not material, and which, in the case of such encumbrances on the assets of properties of the Issuer and/or its subsidiaries, do not have a Material Adverse Effect;

(iv)	carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the Ordinary Course which are not overdue or which are being contested in good faith by appropriate proceedings and for which reasonable reserves (established in accordance with applicable generally accepted accounting principles) are maintained on the books and records of the Issuer and/or its subsidiaries;

(v)	deposits to secure the performance of bids, contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the Ordinary Course;

(vi)	statutory and contractual Liens on the property of the Issuer and/or its subsidiaries in favour of landlords securing leases;

(vii)	Liens associated with operating leases; and

(viii)	Liens in existence on the Closing Date listed on Schedule I hereto;
(kk)	“Person” means any individual, partnership, limited partnership, limited liability partnership, limited liability corporation, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(ll)	“Preliminary Prospectus” means the preliminary prospectus of the Issuer dated June 7, 2010 (in both the English and French languages unless the context indicates otherwise) relating to the qualification for distribution of the Debentures under applicable Securities Laws in the Qualifying Jurisdictions;

(mm)	“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Issuer prior to the Closing Time with the relevant Securities Regulators pursuant to the requirements of Canadian Securities Laws, including all press releases filed on SEDAR in respect of which a material change report has been filed pursuant to the requirements of Canadian Securities Laws;

(nn)	“Qualifying Jurisdictions” means all of the provinces and territories of Canada and “Qualifying Jurisdiction” means any one province or territory of Canada;

(oo)	“Release” means a releasing, spilling, leaking, pumping, pouring, admitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping regulated by any Environmental Law;

(pp)	“Securities Commissions” means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

(qq)	“Securities Laws” means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made under those securities laws together with all applicable policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the Offering and the securities legislation and policies of each other relevant jurisdiction;

(rr)	“SEDAR” means the computer system for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format known as the System for Electronic Document Analysis and Retrieval established pursuant to National Instrument 13-101, System for Electronic Document Analysis and Retrieval (SEDAR);

(ss)	“Shares” means the common shares of the Issuer;

(tt)	“SNCF Subscription Agreement” means the Subscription Agreement dated April 14, 2008 between the Issuer and SNCF Participations SA;

(uu)	“Standard Listing Conditions” has the meaning ascribed thereto in Section 4.5;

(vv)	“subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership in such a business entity (other than a corporation) if such Person or Persons will be allocated a majority of such business entity’s gains or losses or will be or control any managing director or general partner of such business entity (other than a corporation);

(ww)	“Supplemental Material” means, collectively, any amendment to the Final Prospectus and any amendment or supplemental prospectus (in the English language and, where applicable, French language) that may be filed by or on behalf of the Issuer under applicable Securities Laws relating to the distribution of the Debentures;

(xx)	“Tax” and “Taxes” means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes or other withholding obligations, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise taxes, social security premiums, workers’ compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, good and services tax, customs duties or other taxes or any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any Taxing Authority (domestic or foreign) on or against such entity or for which such entity is responsible, and any interest, penalties, additional taxes, additions to tax or other amounts imposed with respect to the foregoing.

(yy)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

(zz)	“Tax Returns” means returns, reports and forms (including schedules thereto) required to be filed with any agency of Canada or the United States or any Governmental Entity responsible for the imposition or collection of Taxes.

(aaa)	“Taxing Authority” means the United States Internal Revenue Service, Canada Customs and Revenue Agency and/or any other Governmental Entity (including, without limitation, any sales tax authority or agency).

(bbb)	“Trust Company” means Computershare Investor Services Inc.;

(ccc)	“Trust Indenture” means the trust indenture between the Issuer and Computershare Trust Company of Canada to be entered into on the Closing Date;

(ddd)	“TSX” means the Toronto Stock Exchange;

(eee)	“Underlying Shares” means the Shares to be issued by the Issuer on the conversion of the Debentures;

(fff)	“Underwriters” has the meaning given to that term above;

(ggg)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(hhh)	“U.S. Tax Code” means the Internal Revenue Code of 1986 (United States of America) and the regulations thereunder.
1.2 The division of this Agreement into Sections, and the headings appearing in this Agreement are for convenience of reference only and will not affect the construction or interpretation of this Agreement.
1.3 In this Agreement, unless the context otherwise requires:
(a)	words importing the singular include the plural and vice versa;

(b)	words importing gender include all genders;

(c)	words importing persons include individuals, partnerships, limited partnerships, joint ventures, syndicates, sole proprietorships, companies or corporations with or without share capital, unincorporated associations, societies, trusts, trustees, executors, administrators or other legal personal representatives, governmental authorities, regulatory authorities, and self-regulating organizations, bodies or entities however designated or constituted;

(d)	the word “or” is not exclusive;

(e)	the word “including” is not limiting, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto; and

(f)	the word “knowledge” when used in relation to any Person, refers to the actual knowledge of the officers of that Person charged with responsibility for the particular function, after reasonable inquiry by them of those parties whom they believe, in good faith, to be the Persons responsible for the subject matter of the inquiry.
1.4 If any action is required to be taken under this Agreement on a day that is not a business day, such action will be required to be taken on the next succeeding day which is a business day.
1.5 Whenever reference is made in this Agreement to a calculation to be made or financial statements or documents to be prepared in accordance with “generally accepted accounting principles”, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the relevant body in the applicable jurisdiction, applicable as at the date on which such calculation is made or required to be made or such financial statements or documents are prepared or required to be prepared in accordance with generally accepted accounting principles, with such variations therefrom as are specified or required by the Securities Laws.
1.6 Unless otherwise specified herein, all dollar amounts referred to in this Agreement are expressed in lawful money of Canada.
1.7 Unless otherwise specified herein, a reference in this Agreement to a statute includes all regulations or rules made thereunder, all amendments to the statute or the regulations or rules made thereunder, any statutes, regulations or rules that supplement or supersede such statute, regulation or rule and, with respect to the Securities Laws, includes any orders made thereunder and the applicable policy statements, instruments and notices issued or otherwise promulgated by the Securities Commissions or the Canadian Securities Administrators.
2. Authorization of the Debentures

2.1 The Debentures to be issued and sold under this Agreement by the Issuer will, upon receipt of payment therefor by the Issuer, be duly and validly created, authorized and issued by the Issuer, and the Underlying Shares will be duly and validly created, authorized and issued as fully-paid and non-assessable common shares of the Issuer on the due and valid exercise of the conversion privilege by a holder of the Debentures. Such Debentures and Underlying Shares will have attributes corresponding in all material respects to the descriptions thereof in this Agreement and the Preliminary Prospectus and the Final Prospectus.
3. Qualification
3.1 The Issuer hereby covenants and agrees that:
(a)	the Issuer shall, as soon as possible, and in any event, not later than 5:00 p.m. (Toronto time) on June 7, 2010 (or such other date as may be agreed to in writing by the Underwriters and the Issuer) have:
(i)	prepared and filed the Preliminary Prospectus and all necessary related documents in order to qualify the Debentures for distribution in each of the Qualifying Jurisdictions in accordance with Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions (the “Passport System”) with the OSC as principal regulator under the Passport System and with the applicable securities commission or regulatory authority in each of the other Qualifying Jurisdictions (the “Securities Commissions”); and

(ii)	obtained a receipt for the Preliminary Prospectus issued in accordance with the Passport System;
(b)	the Issuer shall, forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, not later than 5:00 p.m. (Toronto time) on June 14, 2010 (or such other date as may be agreed to in writing by the Underwriters and the Issuer) have prepared and filed the Final Prospectus and all necessary related documents in order to qualify the Debentures for distribution in each of the Qualifying Jurisdictions and shall have obtained a receipt for the Final Prospectus issued in accordance with the Passport System (the “Final Passport System Decision Document”), and shall have taken all other steps and proceedings and fulfilled and complied with all legal requirements that may be necessary in order to qualify the Debentures for distribution in each of the Qualifying Jurisdictions by the Underwriters and other Persons who are registered in a category permitting them to distribute the Debentures under the Securities Laws; and

(c)	until the distribution of the Debentures is completed, the Issuer shall promptly take or cause to be taken all such additional steps and proceedings and fulfil and comply with all requirements from time to time required under the Securities

Laws to continue to qualify the distribution of the Debentures or, in the event that the Debentures have, for any reason, ceased to so qualify, to so qualify again the Debentures.
4. Delivery of Preliminary and Final Prospectuses and Other Documents
4.1 The Issuer will deliver to each of the Underwriters and the Underwriters’ counsel, at or prior to the time the Preliminary Prospectus is presented to the Underwriters for signing, a copy of the Preliminary Prospectus in the English language and a copy of the Preliminary Prospectus in the French language, each signed by the Issuer in the manner required by the Securities Laws of each of the Qualifying Jurisdictions.
4.2 The Issuer will deliver to each of the Underwriters and the Underwriters’ counsel, contemporaneously with or promptly after the filing of the Preliminary Prospectus in accordance with the Passport System a copy of any other document required to be filed by the Issuer with or prior to filing the Preliminary Prospectus under the Passport System or the Securities Laws and reasonably requested by the Underwriters and the Underwriters’ counsel.
4.3 The Issuer will deliver to each of the Underwriters and the Underwriters’ counsel, at or prior to the time the Final Prospectus is presented to the Underwriters for signing, a copy of the Final Prospectus in the English language and a copy of the Final Prospectus in the French language, each signed by the Issuer in the manner required by the Securities Laws of each of the Qualifying Jurisdictions.
4.4 The Issuer will deliver to each of the Underwriters and the Underwriters’ counsel, contemporaneously with or promptly after the filing of the Final Prospectus in accordance with the Passport System, a copy of any other document required to be filed by the Issuer with or prior to filing the Final Prospectus under the Passport System or the Securities Laws and reasonably requested by the Underwriters and the Underwriters’ counsel.
4.5 The Issuer will deliver to the Underwriters and the Underwriters’ counsel, prior to the filing of the Final Prospectus with the Securities Commissions, evidence reasonably satisfactory to the Underwriters of the approval of the listing and posting for trading on the TSX of the Debentures and the Underlying Shares, subject only to satisfaction by the Issuer of customary post-closing conditions imposed by the TSX in similar circumstances (the “Standard Listing Conditions”).
4.6 The Issuer will promptly and, in any event within all applicable time limitation periods, prepare and file with the Securities Commissions any Supplemental Material required to be filed under the Securities Laws. The Issuer will allow the Underwriters and their counsel to participate fully in the preparation of any Supplemental Material and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to execute responsibly any certificate required to be executed by them in any Supplemental Material. Such Supplemental Material will be in form and substance reasonably satisfactory to the Underwriters and prior to the filing of such Supplemental Material with any Securities Commission, the Issuer will deliver to the Underwriters:
(a)	a copy of such Supplemental Material signed on behalf of the Issuer in the manner required by the Securities Laws;

(b)	a copy of any other document required to be filed by the Issuer with or prior to filing of the Supplemental Material under the Passport System or the Securities Laws; and

(c)	such reports, comfort letters or opinions as may reasonably be requested by the Underwriters.
4.7 Each delivery of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material will have constituted or constitute, as the case may be, consent by the Issuer to the use by the Underwriters and the Selling Firms of those documents in connection with the distribution of the Debentures for sale in all of the Qualifying Jurisdictions, subject to the Securities Laws.
4.8 Each delivery of the Offering Documents to the Underwriters by the Issuer in accordance with Sections 4.1 and 4.3 will constitute the representation and warranty of the Issuer to the Underwriters that (except for information and statements relating solely to the Underwriters and furnished by them) at the respective times of delivery:
(a)	the information and statements contained in each of the Offering Documents:
(i)	are true and correct in all material respects and contain no misrepresentation; and

(ii)	constitute full, true and plain disclosure of all material facts relating to the Issuer and the Debentures as required by Securities Laws;
(b)	no material fact has been omitted from any of those documents which is required to be stated in the document or is necessary to make the statements therein not misleading in light of the circumstances in which they were made; and

(c)	each of the Offering Documents and any related Supplementary Material complies with applicable Securities Laws, other than as to non-material matters.
5. Commercial Copies
5.1 The Issuer will, as soon as practicable but in any event not later than 12:00 p.m. (Toronto time) on the first business day following the date on which the receipt for the Preliminary Prospectus under the Passport System has been obtained for Toronto deliveries and on the second business day following the date on which the receipt for the Preliminary Prospectus under the Passport System has been obtained for deliveries otherwise, cause to be delivered to the Underwriters without charge, commercial copies of the Preliminary Prospectus in the English language and French language in such numbers and to such Canadian cities as the Underwriters may reasonably request by instructions given by the Underwriters to the printer of the Preliminary Prospectus. The commercial copies of the Preliminary Prospectus will be identical in content to the electronically transmitted version thereof filed with the Securities Commissions pursuant to SEDAR.
5.2 The Issuer will, as soon as practicable but in any event not later than 12:00 p.m. (Toronto time) on the first business day following the filing of the Final Prospectus for Toronto deliveries and on the second business day following the filing of the Final Prospectus for deliveries otherwise, and within two business days after the filing of any Supplemental Material, cause to be delivered to the Underwriters without charge, commercial copies of the Final

Prospectus in the English language and French language and any Supplemental Material, as the case may be, in such numbers and to such Canadian cities as the Underwriters may reasonably request by instructions given by the Underwriters to the printer of the Final Prospectus or any Supplemental Material, as the case may be. The commercial copies of the Final Prospectus and any Supplemental Material will be identical in content to the electronically transmitted versions thereof filed with the Securities Commissions pursuant to SEDAR.
6. Due Diligence
          The Issuer will at all times until distribution of the Debentures is completed allow the Underwriters and their advisors and representatives to conduct all reasonable due diligence investigations and examinations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters, in order to avail themselves of a defence to any claim for misrepresentation in the Offering Documents and in order to enable the Underwriters to responsibly execute any certificate in the Offering Documents required to be executed by the Underwriters.
7.	Auditors’ Comfort Letter
7.1 The Issuer will deliver to each of the Underwriters and the Underwriters’ counsel, at the time the Underwriters sign the Final Prospectus, a comfort letter signed by the Auditors and dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the board of directors of the Issuer with respect to the statistical and financial information appearing in the Final Prospectus, or incorporated by reference therein, which letter will be based on a review by the Auditors within a cut-off date of not more than two business days prior to the date of the letter, and which letter will be in addition to the Auditors’ reports and opinions contained in the Final Prospectus and the Auditors’ consent addressed to the Securities Commissions.
7.2 If any statistical, financial or accounting information is contained in any Supplemental Material which is required to be executed by the Underwriters, the Issuer will deliver or cause to be delivered to the Underwriters at the time of execution thereof by the Underwriters a letter signed by the Auditors and dated the date of delivery thereof, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to the statistical, financial and accounting information contained in the Supplemental Material and with respect to any material changes thereto, which letter will be based on a review by the Auditors within a cut-off date of not more than two business days of the date of such letter and which letter will be in addition to any auditors’ report contained in the Supplemental Material and the auditors’ consent addressed to the Securities Commissions.
8.	Translation Opinions
8.1 The Issuer will deliver to the Underwriters, prior to the time that the Preliminary Prospectus and Final Prospectus in the French language is filed with the Securities Commissions and printed, opinions of counsel in the Province of Quebec dated the date of the Preliminary Prospectus or Final Prospectus, as applicable, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, Underwriters’ counsel, the boards of directors of the Issuer and to the Issuer’s counsel to the effect that the Preliminary Prospectus (but excluding, for greater certainty, the documents incorporated by reference therein) or Final Prospectus, as applicable, in the French language (other than the Financial Statements and the Financial Information) is in all material respects a complete and proper translation of the Preliminary Prospectus or Final Prospectus, as applicable, in the English language and is not susceptible to any materially different interpretation with respect to any material matter contained therein.
8.2 The Issuer will also deliver to the Underwriters contemporaneously with the opinions referred to in Section 8.1, opinions of the Auditors, dated the date of the Preliminary Prospectus (but excluding, for greater certainty, the documents incorporated by reference therein) or Final Prospectus, as applicable, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, Underwriters’ counsel, the boards of directors of the Issuer and to the Issuer’s counsel to the effect that the Financial Information in the French language and contained in the Preliminary Prospectus or Final Prospectus, as applicable, is in all material respects a complete and proper translation of the English language version thereof.
9.	Regulatory Approvals
9.1 The Issuer will file or cause to be filed with the TSX all necessary documents and will take or cause to be taken all necessary steps to ensure that the Debentures and the Underlying Shares have been approved for listing on the TSX, prior to the filing of the Final Prospectus with the Securities Commissions, subject only to satisfaction by the Issuer of the Standard Listing Conditions.
9.2 The Issuer will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and the Issuer will pay all filing fees required to be paid in connection with the Offering.
10.	Distribution and Certain Obligations of Underwriters
10.1 During the course of the distribution of the Debentures to the public by or through the Underwriters, the Underwriters will, directly and through other investment dealers or brokers (other than the Underwriters) (each, a “Selling Firm”) upon the terms and conditions set out in the Final Prospectus and this Agreement, offer and sell the Debentures to the public in those jurisdictions where they may be lawfully offered for sale or sold. The Underwriters will comply with, and will require any Selling Firm to agree to comply with, applicable Securities Laws in connection with the offer to sell or distribution of the Debentures. Except in the Qualifying Jurisdictions, the Underwriters will not, directly or indirectly, solicit offers to purchase or sell the Debentures or deliver the Final Prospectus or any Supplemental Material so as to require registration of those Debentures or filing of a prospectus with respect to those Debentures under the laws of any jurisdiction including, without limitation, the United States.
10.2 The Debentures will be offered to the public at par; provided however, after the Underwriters have made a reasonable effort to sell all of the Debentures at par, the Underwriters may decrease the price at which the Debentures are offered for sale and such price may be further changed from time to time to an amount not greater than par, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Debentures is less than the price paid by the Underwriters to the Issuer. For greater certainty, in no event shall the price per Debenture payable by the Underwriters to the Issuer under this Agreement be less than $1,000.
10.3 The Underwriters will use reasonable commercial efforts to complete and to cause the Selling Firms to complete the distribution of the Debentures as soon as possible after the Closing Time.

10.4 The Underwriters will notify the Issuer when, in the Underwriters’ opinion, the Underwriters and the Selling Firms have ceased distribution of the Debentures and, promptly after completion of the distribution but, in any event, within the time period required under Securities Laws, will provide the Issuer, in writing, with a breakdown of the number of Debentures distributed in each of the Qualifying Jurisdictions where that breakdown is required by the Securities Commission of that jurisdiction for the purpose of calculating fees payable to that Securities Commission.
10.5 For the purposes of this Section 10, the Underwriters will be entitled to assume that the Debentures are qualified for distribution in any Qualifying Jurisdiction where the Final Passport System Decision Document has been obtained pursuant to the Passport System following the filing of the Final Prospectus unless otherwise notified in writing.
10.6 Notwithstanding the foregoing provisions of this Section 10, no Underwriter will be liable to the Issuer under this Agreement with respect to a default by any of the other Underwriters or Selling Firms, as the case may be.
11.	Representations and Warranties of the Issuer
11.1 The Issuer represents and warrants and, where specified, covenants to the Underwriters that:
(a)	the Issuer is a corporation incorporated and organized and validly subsisting under the laws of its jurisdiction of incorporation, and is up to date with respect to all of its corporate filings under those laws;

(b)	the Issuer has all necessary corporate power, authority and capacity to own or lease its property and assets and to carry on its business as presently conducted and as proposed to be conducted as will be contemplated in the Final Prospectus;

(c)	the Issuer’s directors are duly appointed;

(d)	the Issuer is a reporting issuer, or the equivalent thereof, under the Securities Laws of all provinces and territories of Canada and is not currently in default in any material respect of any requirement of the Securities Laws of any of the Qualifying Jurisdictions or included on a list of defaulting reporting issuers maintained by any of the securities commissions or similar regulatory authorities in any of the Qualifying Jurisdictions. In particular, without limiting the generality of the foregoing, the Issuer is in compliance at the date hereof with its obligations to make timely disclosure of all material changes relating to it and no such disclosure has been made on a confidential basis and there is no material change relating to the Issuer that has occurred and with respect to which the requisite material change report has not been filed other than a material change report in respect of the Offering. None of the Issuer’s Public Disclosure Documents contain a misrepresentation at the date of filing thereof that has not been corrected since filing;

(e)	the Issuer covenants to use its best efforts to maintain its status as a reporting issuer in the Qualifying Jurisdictions and to maintain such status, not in default, from the date hereof up to and including the Closing Date;

(f)	except as disclosed in the Preliminary Prospectus or the Final Prospectus and except as provided in the Undertaking Regarding Registration Rights dated April 18, 2008 in favour of SNCF Participations SA, no person has any right to demand filing of a prospectus or registration statement or similar document by the Issuer in any jurisdiction or registration of any security of the Issuer in any jurisdiction, and no person will have any such right immediately following the Closing;

(g)	as of the Closing Time the authorized capital of the Issuer consists of an unlimited number of Shares and preferred shares;

(h)	as of the Closing Time, except for the Debentures and the 7.5% convertible subordinated unsecured debentures due October 31, 2014, no securities exchangeable or convertible into securities of the Issuer are issued and outstanding;

(i)	the attributes of the Debentures and the Underlying Shares conform in all material respects with their descriptions in the Preliminary Prospectus and the Final Prospectus;

(j)	upon issue of the Debentures by the Issuer in accordance with this Agreement the Debentures will be duly and validly created, authorized and issued, and the Underlying Shares will be duly and validly created, authorized and issued as fully-paid and non-assessable common shares of the Issuer on the exercise of the conversion privilege by a holder of Debentures;

(k)	this Agreement, the Trust Indenture and the Debentures will be, at the Closing Time, duly executed and delivered by or on behalf of the Issuer and constitute or will constitute, when so executed and delivered, legal, valid and binding obligations of the Issuer, enforceable in accordance with their respective terms, provided that enforceability may be limited by bankruptcy, insolvency and other similar laws affecting creditors’ rights generally, that specific performance, injunctive relief and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction and that rights of indemnity and/or contribution may be limited by applicable law;

(l)	the execution and delivery by the Issuer of this Agreement, the Trust Indenture and the Debentures, and the performance by the Issuer of its obligations thereunder, and the consummation by the Issuer of the Offering, and the issuance, sale and delivery of the Debentures, have been or, as the case may be, will be at the Closing Time duly authorized;

(m)	except for consents, approvals, authorizations or orders, or filings, registrations or recordings with any Governmental Entity that have been, or will as of the Closing Time be, obtained, no consent, approval, authorization or order of, and no filing, registration or recording with, any Governmental Entity is required in connection with the execution and delivery by the Issuer of this Agreement, the Trust Indenture and the Debentures, or the performance by the Issuer of its obligations thereunder, and the consummation by the Issuer of the Offering, including the creation, issue and sale of the Debentures (and Underlying Shares);

(n)	neither the execution and the delivery of this Agreement, the Trust Indenture, the Debentures and any document executed by the Issuer in connection therewith,

nor the consummation of the Offering and thereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any Governmental Entity to which either is subject, or any provision of the Issuer’s organizational documents, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, except as required pursuant to the SNCF Subscription Agreement, under any agreement, contract, lease, license, instrument or other arrangement to which the Issuer is a party or by which either is bound or to which any of their respective assets is subject, which in the case of item (ii) would have a Material Adverse Effect;

(o)	the Issuer is not a non-resident of Canada within the meaning of the Income Tax Act (Canada);

(p)	each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, and the execution and filing of each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, with the Securities Commissions have been duly approved and authorized by all necessary action by the Issuer, and each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, have been duly executed by and on behalf of the Issuer;

(q)	except as disclosed in the Preliminary Prospectus or the Final Prospectus, since March 31, 2010, the Business has been carried on in the Ordinary Course, and neither the Issuer nor any of its subsidiaries has:
(i)	incurred or assumed or paid or discharged any material obligation or liability (direct or contingent), except for current obligations and liabilities incurred in the Ordinary Course;

(ii)	loaned or agreed to lend money to any Person including a shareholder or partner, except loans to an affiliate;

(iii)	sold or otherwise disposed of any fixed or capital assets (other than dispositions having a fair market value, in the case of any single sale or disposition, less than US$1,000,000);

(iv)	made, or made any commitments to make, any capital expenditures (other than capital expenditures, in the case of any single capital expenditure, less than US$1,000,000) except in the Ordinary Course and except for the purchase of new buses by the Issuer;

(v)	suffered an extraordinary loss, or waived any rights of material value, or entered into any material commitment or transaction not in the Ordinary Course;

(vi)	made any change in its accounting policies; or

(vii)	authorized or agreed or otherwise become committed to do any of the foregoing;

(r)	except as disclosed in the Preliminary Prospectus or the Final Prospectus, subsequent to March 31, 2010 there has not been any Material Adverse Change in respect of the Issuer;

(s)	as at the Closing Time, the TSX will have conditionally approved the listing of the Debentures and the Underlying Shares, subject to satisfaction by the Issuer of the Standard Listing Conditions;

(t)	as at the Closing Time, the form and terms of the certificates for the Debentures will be approved and adopted by the directors of the Issuer and will comply with the terms and conditions of the Trust Indenture and the requirements of the TSX;

(u)	the Issuer and each of its subsidiaries has paid or will pay or has made or will make arrangements for the payment of all Governmental Charges in respect of its Business, which are capable of forming or resulting in a Lien, other than a Permitted Lien, on the assets of its business. There are no proceedings either in progress, pending or, to the Actual Knowledge of the Issuer, threatened in connection with any material Governmental Charges in respect of the Business. The Issuer and each of its subsidiaries has withheld or collected and remitted all material amounts required to be withheld or collected and remitted by it in respect of any Governmental Charges;

(v)	except as disclosed in the Offering Documents or as disclosed by the Issuer to the Underwriters or its counsel by email correspondence on or before the date hereof and for which Taxes and any associated penalties or interest have been accrued in the Issuer’s most recently publicly filed financial statements:
(i)	the Issuer and each of its subsidiaries has filed, or caused to be filed, in a timely manner all income and other material Tax Returns that are required to have been filed by them in any jurisdiction prior to the date hereof (all of which Tax Returns were correct and complete in all material respects), and no request for any extension of time within which to file any Tax Returns of, or with respect to them has been made, which Tax Returns have not since been timely filed;

(ii)	the Issuer and each of its subsidiaries has paid, or caused to be paid, all material Taxes and assessments payable by it, whether or not a Tax Return is required to be filed in respect thereof, to the extent such Taxes and assessments have become due and payable and before they have become delinquent, except for any Taxes and assessments the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings, and the Issuer and each of its subsidiaries has established reasonable reserves in accordance with generally accepted accounting principles in respect of all estimated Taxes due (a) with respect to periods for which Tax Returns are not due at the Closing Time and (b) Taxes and assessments, the amount, applicability or validity of which is currently being contested;

(iii)	neither the Issuer nor any of its subsidiaries is a party to any Tax allocation or sharing agreement of any kind, whether written or verbal, which could reasonably be expected to have a Material Adverse Effect;

(iv)	no material deficiencies exist or have been asserted with respect to Taxes of the Issuer or any of its subsidiaries, no material unresolved controversies pending, or to the Issuer’s Actual Knowledge, threatened regarding Taxes exist with respect to that the Issuer or any of its subsidiaries and no Tax audits or examinations are pending or, to the Issuer’s Actual Knowledge, threatened in respect of fiscal years ending on or before the Closing Date;

(v)	no waiver and consent in respect of limitation periods or otherwise with respect to any fiscal year has been requested by a Governmental Entity or filed by the Issuer or any of its subsidiaries; and,

(vi)	the Issuer and each of its subsidiaries has duly collected or withheld all material amounts on account of any Taxes required by Laws to be collected or withheld by it, has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Laws to be remitted to it prior to the date hereof and amounts so collected or withheld and not yet remitted, if any, will be retained by such party and remitted to the proper Governmental Entity when due. Neither the Issuer nor any of its subsidiaries is a party to any agreement requiring it to make any “excess parachute payments” within the meaning of U.S. Tax Code Section 280G in connection with the Offering.
(w)	in connection with employee matters:
(i)	neither the Issuer nor any of its subsidiaries is a party to any employment agreements or other employment related arrangements which require that a payment or other compensation or benefits be paid or conferred upon any employee, officer or manager of the Issuer or any of its subsidiaries in connection with:
(1)	the execution and delivery by the Issuer or any of its subsidiaries to the extent it is a party or signatory thereto, of this Agreement and any related agreements contemplated in the Final Prospectus; or

(2)	the performance by the Issuer or any of its subsidiaries to the extent it is a party or signatory thereto, of the transaction contemplated herein and therein;
(ii)	there are no outstanding material loans or advances made by the Issuer or any of its subsidiaries to any current or former employee, officer or manager of the Issuer or any of its subsidiaries other than expense reimbursements and advances in respect thereof in the Ordinary Course and other than loans or advances that will be repaid on or before Closing;

(iii)	there is no strike or lock-out occurring or, to the Actual Knowledge of the Issuer, threatened which would reasonably be expected to have a Material Adverse Effect. To the Actual Knowledge of the Issuer, there are no current material union organizing activities involving employees of the Issuer or any of its subsidiaries; and

(iv)	neither the Issuer nor any of its subsidiaries has any pending arbitration cases, lawsuits or grievances before any Governmental Entity outstanding including, employment standards, unfair labour practices, employment discrimination, occupational health and safety, employment equity, pay equity, workers compensation, human rights and labour relations which would reasonably be expected to have a Material Adverse Effect;
(x)	in connection with labour matters, except as set out in the Preliminary Prospectus or the Final Prospectus or in Schedule 11.1(x), neither the Issuer nor any of its subsidiaries is a party to or bound by any:
(i)	oral or written contract or commitment for the employment or retainer of any individual, including, for greater certainty, any contract or commitment with directors or named executive officers (as defined under Securities Laws), other than for contracts of indefinite hire terminable by the Issuer or its subsidiaries without cause on reasonable notice;

(ii)	oral or written contract, policy or commitment providing for severance, termination or similar payments to a named executive officer (as defined under Securities Laws), including on a change of control of the Issuer and the applicable subsidiary, as the case may be; or

(iii)	material contract with or commitment to any trade union, council of trade unions, employee bargaining agent or affiliated bargaining agent (collectively called “labour representatives”) and neither the Issuer nor any of its subsidiaries has conducted negotiations with respect to any such future contracts or commitments; no labour representatives hold bargaining rights with respect to any employees of that entity;
(y)	in connection with environmental matters, except for such non-compliance as would not have a Material Adverse Effect:
(i)	the Issuer and its subsidiaries have all environmental, health and safety permits, licenses, variances, approvals and authorizations required under Environmental Law (collectively, the “Environmental Permits”) necessary for the conduct of the Business in compliance with all applicable Environmental Laws and all such Environmental Permits are valid and in full force and effect; and

(ii)	the Issuer and its subsidiaries are in compliance with all applicable Environmental Laws and all Environmental Permits.
(z)	the Issuer and its subsidiaries have provided the Underwriters with copies of all material Phase I and Phase II environmental reports in their possession that relate to their Real Property. None of the matters outlined in such reports could result in any Environmental Claim to the Issuer or its subsidiaries, except for those that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. To the Actual Knowledge of the Issuer, there are no other facts or circumstances that could result in any such Environmental Claim to the Issuer or its subsidiaries, except for those that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect;

(aa)	in connection with the Business or its operation, neither the Issuer nor any of its subsidiaries:
(i)	has received any request for information or written notice (1) alleging that it or any of its subsidiaries may be in violation of any Environmental Law, or (2) commencing or threatening to commence any proceeding in respect of any Environmental Claim relating to alleged non-compliance with any Environmental Law, or alleging that it or any of its subsidiaries is or may be responsible for any response, clean-up, or corrective action, including any remedial investigation/feasibility study, under any Environmental Law;

(ii)	has received any written notice that it or any of its subsidiaries is the subject of an investigation of a Governmental Entity to evaluate whether any investigation, remedial action or other response is needed to respond to a Release or threatened Release into the environment of any Hazardous Substance;

(iii)	has filed any written notice under or relating to any Environmental Law indicating or reporting any past or present Release (other than permitted Releases) into the environment of any Hazardous Substance or treatment, storage or disposal of, any Hazardous Substance except in compliance with the applicable Environmental Law;

(iv)	to its Actual Knowledge, has an Environmental Liability in connection with (1) any actual spillage, disposal or release into the environment of, or otherwise with respect to, any Hazardous Substance or (2) any unsafe or unhealthful condition;

(v)	has any Hazardous Substances on, in or under any property or facility, owned, operated or controlled by the Issuer or its subsidiaries in connection with the Business or comprising part of the Issuer’s or its subsidiaries’ assets (except Hazardous Substances used in the Ordinary Course of the Business and which, to its Actual Knowledge, have been used, stored, handled, treated and disposed of in all material respects in accordance with all applicable Environmental Laws) that, under applicable Environmental Laws (1) impose an Environmental Liability on the Issuer or its subsidiaries for removal, remediation, or other clean-up or damage to natural resources, in an amount equal to or greater than $100,000; or (2) which would reasonably be expected to have a Material Adverse Effect; and

(vi)	none of the properties owned, leased or operated by the Issuer and its subsidiaries or any predecessor thereof are now, or were in the past, listed or proposed for listing on the National Priorities List of Superfund Sites or any analogous federal, state, or local list;
(bb)	the Issuer and its subsidiaries have good title to or a valid leasehold interest in all of their respective material personal properties and assets, free and clear of all Liens, except for Permitted Liens. All of the physical assets of the Issuer and each of its subsidiaries required to carry on the Business are in good operating condition and in a state of reasonably good maintenance and repair having regard to the use to which the assets are put and the age thereof;

(cc)	no default (or right of termination which is currently exercisable) exists under any of the Material Contracts on the part of the Issuer or any of its subsidiaries or, to the Actual Knowledge of the Issuer, on the part of any other party to such Material Contracts which could reasonably be expected to have a Material Adverse Effect;

(dd)	there is no Litigation pending or, to the Actual Knowledge of the Issuer, threatened against the Issuer or any of its subsidiaries or any of their respective properties or rights or any assets which would materially and adversely affect the consummation of the Offering or which could reasonably be expected to have a Material Adverse Effect;

(ee)	in connection with real property:
(i)	the Issuer and its subsidiaries have not received written notice of either a violation of any applicable ordinance or other law, order, regulation or requirement, or any condemnation, lien, assessment or the like, relating to any part of the real property owned by the Issuer or any of its subsidiaries (“Real Property”) or the operation thereof which violation, condemnation, lien, assessment or the like would reasonably be expected to have a Material Adverse Effect and, to the Actual Knowledge of the Issuer, there is not presently contemplated or proposed any condemnation or similar action or zoning action or proceeding with respect to any Real Property or the operation thereof. The Issuer and its subsidiaries have good and marketable title to the Real Property free and clear of all Liens other than Permitted Liens; and

(ii)	to the Actual Knowledge of the Issuer, no Person has any option or right of first refusal to purchase, lease or rent any Real Property;
(ff)	in connection with Employee Benefit Plans: Each Benefit Plan which is intended to be qualified under Section 401(a) of the U.S. Tax Code has received a favourable determination letter from the Internal Revenue Service that it is so qualified, and nothing has occurred since the date of such letter than could reasonably be expected to affect the qualified status of such Benefit Plan;
(i)	each Benefit Plan has been operated in all material respects in accordance with its terms and the requirements of applicable Laws;

(ii)	the Issuer and its subsidiaries have not incurred any direct or indirect liability under, arising out of or by operation of Title IV of ERISA in connection with the termination of, or withdrawal from, any of the Benefit Plans or other retirement plan or arrangement (including, without limitation, any “employee pension benefit plan” as defined in Section 3(2) of ERISA that the Issuer or any of its subsidiaries, or any other entity that together with the Benefit Plans is treated as a single employer under Section 414 of the U.S. Tax Code, maintains or ever has maintained or to which any of them contributes, ever has contributed, or ever has been required to contribute), and, to the Actual Knowledge of the Issuer, no fact or event exists that could reasonably be expected to give rise to any such liability. The aggregate accumulated benefit obligations of each Benefit Plan, as of the Closing Date, do not exceed the fair market value of the assets of such plan; and

(iii)	the Issuer and its subsidiaries do not have any material Benefit Plans in Canada or any material Benefit Plans that are subject to Canadian laws;
(gg)	except as disclosed in the Preliminary Prospectus or the Final Prospectus, the Issuer does not own and has not entered into any agreement to acquire, directly or indirectly, any securities, or other equity or proprietary interest in, any Person and the Issuer has not entered into any agreement to acquire or lease any other material businesses, assets or investments other than in the Ordinary Course;

(hh)	except for the Debentures, the 7.5% convertible subordinated unsecured debentures due October 31, 2014, any stock option plans as approved by Shareholders from time to time, employee stock purchase plans, incentive stock grants (including, for greater certainty, pursuant to the Issuer’s or its subsidiary’s equity incentive plan) or pursuant to the rights previously granted to the holders of securities of the Issuer as set out in this Agreement, or as disclosed in the Preliminary Prospectus or the Final Prospectus or pursuant to the SNCF Subscription Agreement, no Person has any agreement, option, right or privilege (whether present or future, contingent or absolute, pre-emptive or contractual) or any right capable of becoming an agreement, option, right or privilege, for the issue of any unissued Shares or any other security convertible into or exchangeable for any such Shares of the Issuer (including Debentures) or to require the Issuer to purchase, redeem or otherwise acquire any of the issued and outstanding Shares of the Issuer;

(ii)	no order, ruling or determination ceasing or suspending trading in the securities of the Issuer, prohibiting the sale of such securities or preventing or suspending the use of the Final Prospectus has been issued to the Issuer or its directors, officers or promoters and no investigations or proceedings for such purposes are pending or threatened;

(jj)	except as disclosed in the Preliminary Prospectus or the Final Prospectus, none of the directors or officers of any of the Issuer, any Person who owns, directly or indirectly, more than 10% of any class of securities of the Issuer or securities of any Person exchangeable for more than 10% of any class of securities of the Issuer, or any associate or affiliate of the foregoing, respectively, has, or to the Actual Knowledge of the Issuer intends to have, any interest, direct or indirect, in any transaction or any proposed transaction with the Issuer which materially affects, is material to or will materially affect the Issuer or a subsidiary of the Issuer;

(kk)	there are no judgments unsatisfied against the Issuer or, to the knowledge of the Issuer, any consent decrees or injunctions to which the Issuer is subject except such judgments, consent decree or injunctions which will not either individually or in the aggregate have a Material Adverse Effect;

(ll)	except as disclosed in the Preliminary Prospectus or the Final Prospectus, no default exists under and no event has occurred or, to the Actual Knowledge of the Issuer, has been threatened, which after notice or lapse of time or both, or otherwise, would constitute a default under or breach of, by the Issuer, or, to the Actual Knowledge of the Issuer, any other Person, any obligation, agreement, covenant or condition contained in any material contract, indenture, trust, deed, mortgage, loan agreement, note, lease, licence or other material agreement or instrument to which the Issuer is, or will, at the Closing Time be, a party or by which the Issuer or any of its properties may be bound except such defaults or breaches which will not either individually or in the aggregate have a Material Adverse Effect;

(mm)	except as disclosed in the Preliminary Prospectus or the Final Prospectus, as of the Closing Time the Issuer will have no liabilities, contingent or otherwise, which materially adversely affects or may materially adversely affect the business, operations, assets, liabilities, ownership, management, securities, capital, prospects or condition (financial or otherwise) of the Issuer;

(nn)	other than as disclosed in the Preliminary Prospectus or the Final Prospectus, to the knowledge of the Issuer there is no legislation or any other action undertaken by any federal, provincial, state, municipal, county or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may materially adversely affect the business, operations, assets, liabilities, ownership, management, securities, capital, prospects or condition (financial or otherwise) of the Issuer;

(oo)	except for the Debentures, the 7.5% convertible subordinated unsecured debentures due October 31, 2014 and except as disclosed in the Preliminary Prospectus or the Final Prospectus, none of the Issuer or any of its subsidiaries has outstanding any bonds, debentures, notes, mortgages or other indebtedness for borrowed money which are material to the Issuer and, except as described in the Preliminary Prospectus or the Final Prospectus, the Issuer has not agreed to create or issue any bonds, debentures, notes, mortgages or other indebtedness for borrowed money;

(pp)	all accounts receivable of the Issuer and its subsidiaries reflected on the audited consolidated balance sheet as of March 31, 2010 (the “Current Balance Sheet”), and all accounts receivable which have arisen since the date of the Current Balance Sheet are valid and will have arisen only from bona fide arm’s-length transactions in the Ordinary Course of the Business. To the Actual Knowledge of the Issuer, no basis exists for the assertion of any material counterclaim or set-off against any receivables of the Issuer or any of its subsidiaries;

(qq)	the Financial Statements:
(i)	have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with those of preceding fiscal periods;

(ii)	present fairly and correctly, in all material respects, the consolidated assets, liabilities and financial condition of the Issuer as at March 31, 2010 and the results of its operations and the changes in the Issuer’s consolidated financial position for the period then ended; and

(iii)	contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Issuer on a consolidated basis;
(rr)	the Issuer is not and will not be as a result of the execution and the delivery of this Agreement, and the consummation of the Offering, an “Investment Company” as defined in the Investment Company Act of 1940 of the United States; and

(ss)	the Trust Company, at its principal office in Toronto, has been duly appointed as the registrar and transfer agent with respect to the Shares and as Computershare Trust Company of Canada, at its principal office in Toronto, has been duly appointed as the trustee under the Trust Indenture with respect to the Debentures;
12.	Material Change
12.1 The Issuer will promptly inform the Underwriters in writing during the period prior to the Closing Time of the full particulars of:
(a)	any change (actual, anticipated, contemplated or threatened) in the assets, liabilities (contingent or otherwise), business, affairs, operations or capital of the Issuer;

(b)	any change in any matter referred to in any Offering Document (other than any matter relating solely to any of the Underwriters); or

(c)	any other fact, event or circumstance,
which would have been required to have been stated in the Final Prospectus or any Supplemental Material had that fact or change arisen or been discovered on, or prior to, the date of any of the Final Prospectus or any Supplemental Material or which is, or may be, of such a nature as to render any of the Offering Documents or any statement therein untrue or misleading in any material respect or which would result in any of the Offering Documents containing a misrepresentation or which would result in any of the Offering Documents not complying with any of the Securities Laws or which would reasonably be expected to have a significant effect on the market price or value of the Debentures or the Underlying Shares.
12.2 The Issuer will promptly comply with all applicable filing and other requirements under the Securities Laws arising as a result of any change, fact, event or circumstance referred to in Section 12.1 and the Issuer will prepare and the Issuer will file under all applicable Securities Laws, as promptly as possible, and in any event within any time limit prescribed under applicable Securities Laws, any Supplemental Material as may be required under applicable Securities Laws or which, in the opinion of both the Underwriters and the Issuer, acting reasonably, may be advisable; provided that the Issuer will allow the Underwriters and their counsel to participate fully in the preparation of any Supplemental Material and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to execute responsibly any certificate required to be executed by them in any Supplemental Material and the

Underwriters will have approved the form of any Supplemental Material, such approval not to be unreasonably withheld and to be provided in a timely manner, and the Issuer will otherwise comply with all legal requirements necessary to continue to qualify the Debentures for distribution in each of the Qualifying Jurisdictions.
12.3 In addition to the provisions of Sections 12.1 and 12.2, the Issuer will, in good faith, discuss with the Underwriters any fact, change, event or circumstance (actual, anticipated, contemplated or threatened) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriters under Section 12.1 and will consult with the Underwriters with respect to the form and content of any Supplemental Material proposed to be filed by the Issuer.
13.	Conditions of Closing
13.1 The Underwriters’ obligations under this Agreement will be subject to the following conditions being fulfilled which are for the exclusive benefit of the Underwriters, any of which may be waived, in whole or in part, by the Underwriters, in their sole discretion, pursuant to Section 14.2 hereof:
(a)	the Underwriters will have received a legal opinion, subject to customary limitations, assumptions and qualifications, dated as of the Closing Date addressed to the Underwriters from the Issuer and the Issuer’s Canadian counsel in form and content to the reasonable satisfaction of the Underwriters’ counsel with respect to such matters as the Underwriters may reasonably request, including the following:
(i)	the Issuer:
(1)	is a corporation incorporated and validly existing under the laws of its jurisdiction of incorporation; and
(2)	has all necessary corporate power, authority and capacity to own or lease its property and assets and to carry on its business as presently conducted as described in the Final Prospectus;
(ii)	the Issuer is authorized to issue an unlimited number of Shares, of which, as at the Closing Time, such numbers of Shares as noted in the Final Prospectus will be validly issued and outstanding as fully paid and non-assessable securities of the Issuer;

(iii)	to its knowledge, as of the Closing Time, except for the Debentures, no securities exchangeable or convertible into Shares will be issued and outstanding;

(iv)	all necessary corporate action has been taken by the Issuer to authorize the execution, certification, issue, sale and delivery of the Debentures and all necessary corporate action has been taken by the Issuer to create and validly issue the Underlying Shares;

(v)	all necessary corporate action has been taken to authorize the execution and delivery by the Issuer of this Agreement and the Trust Indenture and the performance of its thereunder, and this Agreement and the Trust

Indenture have been duly executed and delivered by the Issuer and constitute legal, valid and binding obligations of the Issuer enforceable against it in accordance with their respective terms, provided that enforcement may be limited by bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors’ rights generally, specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights of indemnity and/or contribution set out in this Agreement and the Trust Indenture may be limited by applicable law;

(vi)	no consent, approval, authorization or order of, and no filing, registration or recording with, any Governmental Entity is required in connection with the execution and delivery by the Issuer of this Agreement, the Trust Indenture and the Debentures, or the performance by the Issuer of its obligations hereunder or thereunder, as applicable, and the consummation by the Issuer of the Offering, including the creation, issuance, sale and delivery of the Debentures (and the Underlying Shares), except for consents, approvals, authorizations or orders, or filings, registrations or recordings with any Governmental Entity that have been obtained;

(vii)	the execution and the delivery of this Agreement and the Trust Indenture, and the consummation of the Offering, will not:
(1)	conflict with or result in or will result in a breach of or default under any of the terms, conditions or provisions of the constating documents of the Issuer or the resolutions of its directors or Equity Holders or any committee thereof; or

(2)	conflict with or result in a breach of or default under any applicable law, or, to its knowledge, any judgment, order or decree of any Governmental Entity having jurisdiction over the Issuer or any of its respective assets or properties;
(viii)	each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, and the execution and filing of each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, with the Securities Commissions have been duly approved and authorized by all necessary corporate action by the Issuer, and each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, have been duly executed by the Issuer;

(ix)	the distribution of the Debentures complies, in all material respects, with all laws in the Province of Quebec relating to the use of the French language in connection therewith;

(x)	the Issuer is a reporting issuer or the equivalent thereof in each Qualifying Jurisdiction where such concept exists and is not in default under the Securities Laws of any Qualifying Jurisdiction;

(xi)	all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the laws of each of the Qualifying Jurisdictions in order to qualify the Debentures for distribution and sale to the public through investment dealers or brokers who are registered under applicable legislation of the Qualifying Jurisdictions and who have complied with the relevant provisions of such applicable legislation;

(xii)	the form and terms of the certificates for the Debentures have been approved and adopted by the directors of the Issuer and comply with the terms and conditions of the Trust Indenture and the requirements of the TSX;

(xiii)	the TSX has conditionally approved the listing and posting for trading of the Debentures and the Underlying Shares subject to fulfilling the Standard Listing Conditions by the date required by the TSX;

(xiv)	as long as the Debentures or the Underlying Shares are listed on a designated stock exchange, as defined in the Tax Act, the Debentures will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, deferred profit sharing plans (except a deferred profit sharing plan to which the Issuer, or an employer that does not deal at arm’s length with the Issuer, has made a contribution), registered disability savings plans and tax-free savings accounts;

(xv)	the Trust Company, at its principal offices in Toronto, has been duly appointed as the registrar and transfer agent with respect to the Shares and Computershare Trust Company of Canada, at its principal office in Toronto, has been duly appointed as the trustee under the Trust Indenture with respect to the Debentures; and

(xvi)	the directors of the Issuer are duly appointed.
(b)	the Underwriters will have received a legal opinion, dated as of the Closing Date and addressed to the Underwriters, from Torys LLP, Canadian counsel to the Underwriters, in form and content to the reasonable satisfaction of the Underwriters with respect to such matters as the Underwriters may reasonably request;

(c)	the Underwriters will have received certificates dated the Closing Date signed by those senior officers on behalf of the Issuer, as may be acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to all such matters as the Underwriters may reasonably request, including the following:
(i)	the constating documents of the Issuer;

(ii)	the resolutions of the directors of the Issuer relevant to the approval of the Final Prospectus and the signing and filing thereof, creation, issuance and sale of the Debentures; and

(iii)	the incumbency and signatures of signing officers of the Issuer;

(d)	the Underwriters will have received at the Closing Time a certificate dated the Closing Date addressed to the Underwriters and signed by two senior officers of the Issuer, certifying for and on behalf of Issuer:
(i)	subsequent to the respective dates as at which information is given in the Final Prospectus or any Supplemental Material there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) to the business, affairs, assets, liabilities (contingent or otherwise), capital or prospects of the Issuer or its subsidiaries, taken as a whole, and none of the Issuer or its subsidiaries has entered into any transaction out of the ordinary course of business which is material to the Issuer or the subsidiaries, taken as a whole, other than as disclosed in the Final Prospectus or any Supplemental Material;

(ii)	there are no actions, suits, proceedings or inquiries pending or threatened against or affecting the Issuer or its subsidiaries at law or in equity or before or by any federal, provincial, state, municipal, county or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the Issuer or its subsidiaries, taken as a whole, or the transaction contemplated by this Agreement;

(iii)	no order, ruling or determination having the effect of ceasing or suspending trading in the Shares or prohibiting the sale of the Debentures has been issued, no proceedings for such purpose have been instituted no proceedings for such purpose are pending or, to the Actual Knowledge of the Issuer, threatened;

(iv)	the Issuer has complied with all of its obligations under the SNCF Subscription Agreement as required in connection with the Offering of the Debentures;

(v)	the Issuer has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied by it up to the Closing Time; and

(vi)	the representations and warranties of the Issuer contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transaction contemplated by this Agreement;
and all of those matters will in fact be true and correct as at the Time of Closing and none of the Underwriters shall have any knowledge to the contrary;

(e)	the Underwriters will have received at the Closing Time a comfort letter dated as of the Closing Date addressed to the Underwriters from the Auditors substantially in the form requested by the Underwriters, acting reasonably, updating the comfort letter or letters to be delivered to the Underwriters pursuant to Section 7, provided that such letter may be based on a review by the Auditors having a cut-off date not more than two business days prior to the Closing Date;

(f)	all actions required to be taken by or on behalf of the Issuer including the passing of all requisite resolutions of the directors of the Issuer and all requisite filings with governmental authorities, Securities Commissions or courts will have occurred at or prior to the Closing Time, so as to validly authorize the execution and filing of the Preliminary Prospectus, the Final Prospectus and any Supplemental Material, to authorize the execution of the Trust Indenture, and to authorize and issue the Debentures and the Underlying Shares, in each case having the attributes contemplated by the Final Prospectus;

(g)	the Debentures and the Underlying Shares will have been approved for listing and posting for trading on the TSX, subject only to the Standard Listing Conditions; and

(h)	the Underwriters will have received such other certificates, opinions, agreements, materials or documents, in form and substance satisfactory to the Underwriters, as the Underwriters may reasonably request.
13.2 In giving the opinions contemplated in Section 13.1, counsel may rely:
(a)	as to matters of fact, to the extent appropriate in the circumstances, on certificates of the Auditors and on certificates of the Issuer executed on their respective behalf by a senior officer, acceptable to the Underwriters, acting reasonably;

(b)	on the opinions of local counsel acceptable to the Underwriters and their Underwriters’ counsel (signed copies should be addressed to and delivered to the Underwriters and their counsel), acting reasonably, as to matters respecting the qualification of the Debentures for sale to the public and as to other relevant matters in the Qualifying Jurisdictions and all other relevant jurisdictions; and

(c)	in the case of counsel to the Underwriters and to the extent necessary, on the opinion of the Issuer’s counsel or local counsel.
14.	Termination by Underwriters in Certain Events
14.1 Each Underwriter will be entitled to terminate its obligation to purchase the Debentures, without liability on the Underwriter’s part, by written notice to that effect given to the Issuer and Scotia at or prior to the Closing Time:
(a)	if, any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is issued under or pursuant to any relevant statute or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality or any third party, including, without limitation, the TSX or any securities regulatory authority (other than any such inquiry, action, suit, investigation or other proceeding or order relating solely to any of the Underwriters) or there is any change of law, or interpretation or administration thereof, which, in the reasonable opinion of that Underwriter, acting in good faith, (i) operates to prevent or materially restrict the trading in, or materially and adversely impacts the distribution or the marketability of the Debentures or the Underlying Shares, or materially and adversely affects or will materially and adversely affect the market price or value of the Debentures or the Underlying

Shares, as applicable; or (ii) operates to prevent, suspend, hinder, delay, restrict or otherwise materially adversely affect the transaction contemplated by the Final Prospectus;

(b)	there occurs any material change (actual, imminent or reasonably expected) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Issuer or its subsidiaries, taken as a whole, howsoever caused, or there should be discovered any previously undisclosed material fact (other than a material fact related solely to any of the Underwriters) or there should occur a change (other than a change related solely to any of the Underwriters) in a material fact contained in the Final Prospectus, in each case which, in the opinion of that Underwriter, could reasonably be expected to have a significant adverse effect on the market price or value of the Debentures or the Underlying Shares;

(c)	there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including any act of terrorism, war or like event, or any governmental action, law, regulation, inquiry or other occurrence of any nature which, in the reasonable opinion of such Underwriter, materially adversely affects or may reasonably be expected to materially and adversely affect the financial markets in Canada or the United States or the business, operations or affairs of the Issuer and its subsidiaries, taken as a whole, or the marketability of the Debentures or the Underlying Shares; or

(d)	there is announced any change or proposed change in the Tax Act or U.S. Tax Code or any other tax laws of Canada or the United States or any other jurisdiction and such change would, in the opinion of the Underwriter, acting reasonably, be expected to have a significant adverse effect on the market price, value or marketability of the Debentures or the Underlying Shares.
14.2 All terms and conditions in this Agreement will be construed as conditions, and any breach of or failure to comply with any such terms or conditions which in the reasonable opinion of any of the Underwriters materially and adversely affects the sale or distribution by it of the Debentures will entitle each Underwriter at any time prior to the Closing Time to terminate its obligations under this Agreement forthwith by written notice to that effect given to the Issuer. It is understood that the Underwriters or any of them may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters or any of them in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.
14.3 In the event of any termination of the Underwriters’ obligations under this Agreement by one of the Underwriters in accordance with the terms of this Agreement, the other Underwriters will be deemed contemporaneously to have terminated their obligations under this Agreement unless the other Underwriters or any of them will, within 24 hours after notice of termination is given, notify the Issuer that they are assuming the obligations of the Underwriter terminating its obligations. Any termination by any of the Underwriters pursuant to the provisions of this Agreement will be effected by notice delivered to the Issuer. The rights of termination contained in this Section 14 are in addition to any other rights or remedies the Underwriters may have in respect of any default, misrepresentation, act or failure to act of the Issuer in respect of any matters contemplated by this Agreement. In the event of any such termination, there will be no further liability on the part of the Issuer or the Underwriters except for any liability provided for in Section 15 and Section 16.2.
15.	Indemnification
15.1 Subject to the terms of this Section 15, the Issuer, on the basis provided herein, protect, hold harmless and indemnify each of the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders and agents (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all Damages, which any of them may pay or incur with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, a “Claim”), including the reasonable fees and expenses of legal counsel on a solicitor and own client basis, to which any Indemnified Party may become subject or otherwise involved, in any capacity insofar as Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly:
(a)	any breach of or default by the Issuer of any of its representations, warranties, covenants or agreements in this Agreement or any other document to be delivered pursuant hereto or the failure of the Issuer to comply with any of its obligations hereunder;

(b)	any Offering Document, or any information or statement (except any information or statement relating solely to the Underwriters, or any of them, provided by the Underwriters) contained in any of the Offering Documents being or being alleged to contain or be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact (except facts relating solely to the Underwriters or any of them, provided by the Underwriters) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(c)	any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority or stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to the Underwriters, or any of them, provided by the Underwriters) contained in any of the Offering Documents; or

(d)	the Issuer not complying with any requirement of any applicable Securities Laws relating to the Offering contemplated hereby.
15.2 If any Claim contemplated by this Section 15 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Section 15 comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned will notify in writing the Issuer as soon as reasonably practicable, of the nature of the Claim (provided that any failure to so notify in respect of any potential Claim will not affect the liability of the Issuer under this Section 15 except to the extent that any failure to so notify in respect of any actual Claim materially increases the liability of the Issuer under this Section 15).
15.3 The Issuer will, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce a Claim; provided that the defence will be through legal counsel selected by the Issuer and acceptable to the Indemnified Party, acting reasonably, and no admission of liability will be made by the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Issuer, in each case, which consent will not be unreasonably withheld. An Indemnified Party will have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of that counsel will be at the expense of the Indemnified Party unless:
(a)	the Issuer fails to assume the defence of the suit on behalf of the Indemnified Party within ten days of receiving notice of the suit;

(b)	the employment of that counsel has been authorized by the Issuer; or

(c)	the named parties to the suit (including any added or third parties) include the Indemnified Party and the Issuer, and the Indemnified Party has been advised in writing by counsel that there are legal defences available to the Indemnified Parties that are different or in addition to those available to the Issuer or that representation of the Indemnified Party by counsel for the Issuer is inappropriate as a result of the potential or actual conflicting interests of those represented;
(in each of the cases set out in Sections 15.3 (a), (b) or (c) the Issuer will not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Issuer will be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction on a solicitor and own client basis). Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Issuer, which consent will not be unreasonably withheld.
15.4 The rights of indemnity contained in this Section 15 will not inure to the benefit of the Underwriters if the Issuer has complied with the provisions of Sections 4, 5 and 12 and the Person asserting any Claim contemplated by this Section 15 was not provided with a copy of any Final Prospectus or Supplemental Material which corrects any untrue statement or information, misrepresentation (for the purposes of Securities Laws or any of them) or omission which is the basis of the Claim and which is required under Securities Laws to be delivered to that Person by the Underwriters or members of their banking or selling group (if any).
15.5 The Issuer hereby acknowledges and agrees that, with respect to this Section 15, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the “Beneficiaries”). In this regard, each of the Underwriters will act as trustee for the Beneficiaries of the covenants of the Issuer under this Section 15 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.
15.6 Neither the Issuer nor any Underwriter will, without each of the other’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any and all liabilities arising out of such action, suit, proceeding, investigation or claim.

15.7 In order to provide for just and equitable contribution in circumstances in which an indemnity provided in this Section 15 in respect of a Claim would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, or is insufficient to hold any Indemnified Party harmless, the Issuer will contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Issuer, on the one hand, and the Indemnified Party, on the other hand, but also the relative fault of the Issuer and the Indemnified Party as well as any relevant equitable considerations; provided that in no event will an Indemnified Party be liable to pay or contribute an amount in excess of the aggregate amount of the fees actually received by the Indemnified Party under this Agreement.
15.8 In the event and to the extent that a court of competent jurisdiction, in a final judgment from which no appeal can be made, will determine that a Claim resulted from the fraud, fraudulent misrepresentation, gross negligence or willful misconduct of the Indemnified Party, such Indemnified Party will cease to be entitled to claim indemnification under this Section 15 or contribution under Section 15.7 for such Claim from any Person that has not engaged in such fraud, fraudulent misrepresentation, gross negligence or willful misconduct (provided that for greater certainty, an Underwriter’s failure to conduct such reasonable investigations so as to provide reasonable grounds for a belief that the Final Prospectus or any amendment contained no misrepresentation (or, colloquially, to permit the Underwriter to sustain a “due diligence defense” under Securities Laws) shall not constitute “gross negligence” for purposes of this section 15.8 or otherwise disentitle an Indemnified Party from claiming indemnification or contribution).
15.9 For greater certainty, the Issuer will not have any obligation to contribute pursuant to Section 15.7 in respect of any Claim except to the extent the indemnity given by it in this Section 15 would have been applicable to that Claim in accordance with its terms, had that indemnity been found to be enforceable and available to the Indemnified Parties.
15.10 The rights to contribution provided in this section will be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that Sections 15.7 and 15.9 will apply, mutatis mutandis, in respect of that other right.
15.11 If any Claim is brought in connection with the Offering and any of the Underwriters is required to testify in connection therewith or is required to respond to procedures designed to discover information relating thereto, it will have the right, acting reasonably, to employ its own counsel in connection therewith, and the fees and disbursements of such counsel in connection therewith as well as its reasonable fees at the normal per diem rate for its directors, officers, employees and agents involved in preparation for and attendance at such proceedings or in so responding and any other reasonable costs and out-of-pocket expenses incurred by it in connection therewith will be paid by the Issuer as they are incurred.
15.12 The obligations under this Section 15 will apply whether or not the Offering contemplated by this Agreement is completed and will survive the completion of the Offering contemplated under this Agreement and the termination of this Agreement.
16.	Fees and Expenses

16.1 In consideration of the agreement of the Underwriters to purchase the Debentures and to offer them to the public pursuant to the Final Prospectus, and for providing the following services: acting as financial advisers to the Issuer; assisting in the preparation of the Preliminary Prospectus, the Final Prospectus and any Supplemental Material; and distributing the Debentures to the public both directly and through other registered dealers and brokers, the Issuer agrees to pay to the Underwriters at the Closing Time, an aggregate fee of Cdn $2,000,000, being a fee equal to 4.0% of the aggregate purchase price for the Debentures, or $40 per $1,000 principal amount of Debenture.
16.2 All expenses of or incidental to the authorization, issuance and delivery of the Debentures and of or incidental to all matters in connection with the transactions set out in this Agreement will be borne by the Issuer, including, without limitation:
(a)	expenses payable in connection with the qualification for distribution of the Debentures under applicable Securities Laws;

(b)	the fees, expenses and disbursements of the Auditors, independent experts, counsel to the Issuer and all related local counsel;

(c)	all costs incurred in connection with the preparation, translation, filing and printing of the Preliminary Prospectus, the “green sheet”, the Final Prospectus, any Supplemental Material and the Trust Indenture; and

(d)	all fees and expenses of the Trust Company;
including Canadian federal goods and services tax and provincial sales tax exigible in respect of any of the foregoing. The Issuer will reimburse the Underwriters from time to time for all such expenses forthwith upon the Underwriters’ written request or requests. Notwithstanding the foregoing, the fees and disbursements of counsel for the Underwriters and the Underwriters’ out-of-pocket expenses shall be borne by the Underwriters, except that the Underwriters will be reimbursed by the Issuer for all these fees, disbursements and expenses, to the extent they are reasonable, if the sale of the Offering is not completed, other than as a result of the failure of an Underwriter to comply with the terms of this Agreement.
17.	Closing
17.1 The closing of the purchase and sale of the Debentures will be completed at the Closing Time at the offices of Goodmans LLP, 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7, or at any other place determined in writing by the Issuer and the Underwriters. At the Closing Time, the Issuer will duly and validly deliver to Scotia on behalf of the Underwriters:
(a)	one or more global certificates representing the Debentures registered in the name of “CDS & Co.” or such other name as the Underwriters may notify to the Issuer in writing not less than 48 hours prior to the Closing Time, against payment to the Issuer, or as the Issuer may direct to the Underwriters in writing not less than 48 hours prior to the Closing Time, of the purchase price. The certificate in global form representing the Debentures shall be delivered by Scotia to the CDS Clearing and Depository Services Inc. (“CDS”), together with a direction to CDS with respect to the crediting of Debentures to the accounts of the participants of CDS;

(b)	the requisite legal opinions and certificates as contemplated above; and

(c)	all further documentation as may be contemplated in this Agreement or as counsel to the Underwriters may reasonably require;
against payment by the Underwriters to or to the direction of the Issuer, by wire transfer or bank transfer in immediately available funds, of the purchase price for the Debentures being issued and sold by the Issuer under this Agreement less (i) the underwriting fee respecting the Debentures as described in Section 16.1, and (ii) any reimbursable expenses payable by the Issuer to the Underwriters for which written request has been provided by the Underwriters to the Issuer pursuant to Section 16.2.
18.	Restrictions on Further Issues or Sales
18.1 Without the prior written consent of Scotia, which consent may not be unreasonably withheld, during the period commencing on the date of this Agreement and ending on the day which is 90 days following the Closing Date, except pursuant to this Agreement, the Issuer will not, directly or indirectly, authorize, issue, offer, sell, resell or otherwise dispose of any Shares or securities convertible or exchangeable for or exercisable into Shares, or agree to any such offer, sale or issuance except for the purposes of (a) issuing securities in connection with any arm’s length property or share acquisition in the normal course of business or in connection with any business combination or similar transaction, provided that notice of any such issue is provided to Scotia, (b) granting trustee, employee, consultant and director compensation and incentives, (c) satisfying currently outstanding instruments and contractual commitments (including, without limitation, in favour of SNCF Participations SA), (d) issuing Shares pursuant to the Issuer’s dividend reinvestment plan, and (e) issuing in connection with acquisitions which individually and in the aggregate are non-material.
19.	Obligations of the Underwriters to Purchase the Debentures
19.1 Subject to the terms and conditions of this Agreement, the obligation of the Underwriters to purchase the Debentures will be several and not joint. The percentage of the Debentures to be severally purchased and paid for by each of the Underwriters will be as follows:

Scotia Capital Inc.	30.0%
BMO Nesbitt Burns Inc.	17.5%
CIBC World Markets Inc.	15.0%
TD Securities Inc.	15.0%
Wellington West Capital Markets Inc.	15.0%
Raymond James Ltd.	5%
Cormark Securities Inc.	2.5%
If an Underwriter (a “Refusing Underwriter”) does not complete the purchase and sale of the Debentures which that Underwriter has agreed to purchase under this Agreement (other than in accordance with Section 14) (the “Defaulted Debentures”), Scotia may delay the Closing Date for not more than five days and the remaining Underwriters (the “Continuing Underwriters”) will be entitled, at their option, to purchase all but not less than all of the Defaulted Debentures pro rata according to the number of Debentures to have been acquired by the Continuing Underwriters under this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters. If no such arrangement has been made, and the number of Defaulted Debentures to be purchased by the Refusing Underwriter(s) does not exceed 10% of the number of Debentures, the Continuing Underwriters will be obligated to purchase the Defaulted Debentures on the terms set out in this Agreement in proportion to their obligations under this Agreement or in any other proportion agreed upon by the Continuing Underwriters. If the number of Defaulted Debentures to be purchased by the Refusing Underwriters exceeds 10% of the number of Debentures, the Continuing Underwriters will not be obliged to purchase the Defaulted Debentures and, if the Continuing Underwriters do not elect to purchase the Defaulted Debentures:
(a)	the Continuing Underwriters will not be obliged to purchase any of the Debentures;

(b)	the Issuer will not be obliged to sell less than all of the Debentures; and

(c)	the Issuer will be entitled to terminate its obligations under this Agreement, in which event there will be no further liability on the part of the Issuer, except pursuant to the provisions of Sections 15 and 16.
20.	Notice
     Any notice or other communication required or permitted to be given under this Agreement will be in writing and will be delivered to:
(a)	in the case of the Issuer:

Student Transportation Inc. 3349 Highway 138 Building B, Suite D Wall, New Jersey 00719

Attention: Denis Gallagher Facsimile No.: (732) 280-4213

each with a copy to:

Goodmans LLP 333 Bay Street Suite 3400 Toronto, ON M5H 2S7

Attention: Robert Vaux Facsimile No.: (416) 979-1234

(b)	in the case of the Underwriters to Scotia, on its own behalf and on behalf of the Underwriters:

Scotia Capital Inc. 40 King Street West 66th Floor Toronto, ON M5W 2X6

Attention: Elian Terner Facsimile No.: (416) 863-7117

with a copy to:

Torys LLP 79 Wellington Street West Suite 3000 P.O. Box 270, TD Centre Toronto, ON M5K 1N2

Attention: Kevin Morris Facsimile No.: (416) 865-7380
The parties may change their respective addresses for notices by notice given in the manner set out above. Any notice or other communication will be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, will be given by telecopy and will be deemed to have been given when (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by telecopy, on the first business day following the day on which it is sent.
21.	Representative of Underwriters
          Except with respect to Sections 14 and 15 and the entitlement of Continuing Underwriters to purchase Defaulted Debentures under Section 19.1 all transactions and notices on behalf of the Underwriters under this Agreement or contemplated by this Agreement may be carried out or given on behalf of the Underwriters by Scotia and Scotia will in good faith discuss with the other Underwriters the nature of any of such transactions and notices prior to giving effect to them or the delivery of them, as the case may be.
22.	Time of Essence
          Time will be of the essence of this Agreement and, following any waiver or indulgence by any party, time will again be of the essence of this Agreement.
23.	Representations, Warranties and Agreements Surviving Closing
          All representations, warranties, covenants and agreements of the Issuer herein contained or contained in any certificate of the Issuer delivered pursuant to this Agreement will survive the purchase and sale of the Debentures and completion of the Offering provided for herein and will continue in full force and effect for the benefit of the Underwriters, as follows:
(a)	the representations and warranties of the Issuer set out in Section 11.1 will survive the Closing and continue in full force and effect as follows for a period of 24 months from the Closing Time, except that:
(i)	the representations and warranties contained in Sections 11.1(u) and 11.1(v), (and the corresponding representations and warranties in the certificates and documents delivered pursuant to or contemplated by this Agreement) will survive the Closing and continue in full force and effect for the duration of any assessment and related appeal periods; and

(ii)	the representation and warranty contained in Section 4.8 will survive Closing and continue in full force and effect for a period of three years from the date of completion of the distribution of the Debentures.
24.	Miscellaneous
24.1 This Agreement will be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
24.2 The Issuer (a) acknowledges and accepts that the Underwriters have certain statutory obligations as registrants under the Securities Laws and have fiduciary relationships with certain of their investing customers; (b) acknowledges and agrees that the Underwriters are not fiduciaries of the Issuer; and (c) consents to the Underwriters acting hereunder while continuing to act for their investing customers. To the extent that the Underwriters’ statutory obligations as registrants under the Securities Laws or fiduciary relationships with their investing customers conflicts with their obligations hereunder, the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Securities Laws and their duties to their investing customers. Nothing in this Agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Securities Laws or to act as a fiduciary of their investing customers.
24.3 Each of the parties to this Agreement will be entitled to rely on delivery of a facsimile or electronic copy of this Agreement and acceptance by each party of any such facsimile or electronic copy will be legally effective to create a valid and binding agreement between the parties to this Agreement in accordance with the terms of this Agreement.
24.4 This Agreement may be executed in any number of counterparts, each of which when so executed will be deemed to be an original and all of which, when taken together, will constitute one and the same agreement.
24.5 To the extent permitted by applicable law, the invalidity or unenforceability of any particular provision of this Agreement will not affect or limit the validity or enforceability of the remaining provisions of this Agreement.
24.6 This Agreement and the other documents referred to in this Agreement constitute the entire agreement between the parties hereto relating to the subject matter of this Agreement and supersede all prior agreements between those parties with respect to their respective rights and obligations in respect of the Offering contemplated under this Agreement.
24.7 The terms and provisions of this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that, except as otherwise provided in this Agreement, this Agreement will not be assignable by any party without the written consent of the others and any purported assignment without that consent will be invalid and of no force and effect.
24.8 In the event that any party to this Agreement commences any litigation, proceeding or other legal action in connection with or relating to this Agreement or any matters contemplated hereby or thereby, each party to this Agreement hereby (a) agrees that any such litigation, proceeding or other legal action may be brought in a court of competent jurisdiction located within Toronto, Ontario, Canada, (b) agrees that in connection with any such litigation, proceeding or action, such party will consent and submit to personal jurisdiction in any such court described in clause (a) of this Section 24.8 and to service of process upon it in accordance with the rules and statutes governing service of process, (c) agrees to waive to the full extent permitted by applicable law any objection that it may now or hereafter have to the venue of any such litigation, proceeding or action in any such court or that any such litigation, proceeding or action was brought in an inconvenient forum, (d) agrees as an alternative method of service to service of process in any such litigation, proceeding or action by mailing of copies thereof to such party at its address set forth in Section 20, (e) agrees that any service made as provided herein will be effective and binding service in every respect, and (f) agrees that nothing herein will affect the rights of any party to effect service of process in any other manner permitted by applicable law.

     If the foregoing is acceptable to the Issuer, please signify such acceptance on the duplicates of this letter and return such duplicates to Scotia, which accepted offer shall constitute the contract for the purchase by us and sale by the Issuer of the Debentures referred to herein and shall constitute a binding agreement among us.
Yours very truly,

SCOTIA CAPITAL INC.

By:	“Elian Terner” Elian Terner

BMO NESBITT BURNS INC.

By:	“Glenn Gatcliffe” Glenn Gatcliffe

CIBC WORLD MARKETS INC.

By:	“Bruce Moore” Bruce Moore

TD SECURITIES INC.

By:	“Michael Clabby” Michael Clabby

WELLINGTON WEST CAPITAL MARKETS INC.

By:	“Noam Silberstein” Noam Silberstein

RAYMOND JAMES LTD.

By:	“Graham Fell” Graham Fell

CORMARK SECURITIES INC.

By:	“Robert Penteliuk” Robert Penteliuk

Accepted and agreed to by the undersigned as of the date of this letter first written above.

STUDENT TRANSPORTATION INC.

By:	“Denis J. Gallagher” Denis J. Gallagher
Chief Executive Officer

By:	“Patrick J. Walker”
Patrick J. Walker
Chief Financial Officer

Schedule I
LIENS IN EXISTENCE ON THE CLOSING DATE
1.	UCC-1 financing statements filed listing the Issuer or a Subsidiary as the debtor thereunder filed for notice or precautionary purposes only in connection with lease or bailment transactions.
2.	UCC-1 and PPSA financing statements filed by the Administrative Agent under the Second Amended and Restated Credit Agreement dated as of December 14, 2006 by and among, inter alia, the Issuer, its subsidiaries, and Harris N.A., as Administrative Agent, and the financial institutions from time to time party thereto, as amended.
3.	Any UCC-1 and PPSA financing statements filed in connection with that certain Note Purchase Agreement (the “NPA”) entered into as of December 14, 2006 with Sun Life Assurance Company of Canada, London Life Insurance Company and other parties, as amended.
4.	The Federal Tax Lien Index indicates a Lien against Positive Connections, Inc. filed in 2001 in the amount of $11,500.06. In 2002, the IRS issued a letter indicating that no taxes were owing by that company. However, despite repeated attempts to have the IRS remove the Lien from the register, the IRS has failed to do so.
5.	One minor legal judgment exists in Texas against a predecessor subsidiary company. Our inquiries have determined that no amount is actually owed, but attempts to correct the record have been made without success. The amount of the judgment is less than $5,000.

- A2 -
Schedule 11.1(x)
          The Issuer has written contracts for the employment of the following management employees that contain provisions providing severance, termination or similar payments to these management employees, including on a change in control of the Issuer.
1.	Employment Agreement of Denis Gallagher dated 11/26/07 effective 1/1/08

2.	Employment Agreement of Patrick Walker dated 7/1/08

3.	Employment Agreement of Mike Kennedy dated 7/1/08

4.	Employment Agreement of Pete Pearson dated 7/1/06

5.	Employment Agreement of Ray Delegarde dated 4/5/06

6.	Employment Agreement of Chris Harwood dated 4/5/06

7.	Employment Agreement of Mark Greenburg dated 4/5/06

8.	Employment Agreement of John Carey dated 4/5/06

9.	Employment Agreement of Tim Krise dated 7/1/08

10.	Employment Agreement of Mike Strauss dated 8/11/06

11.	Employment Agreement of Jon Knowles dated 1/2/08

12.	Employment Agreement of Brad Elgie dated 7/15/08

13.	Letter employment agreement for John DiMaiolo dated 12/10/07

14.	Letter employment agreement for David Bell dated 9/8/08
          The Issuer has written contracts for the employment of the following management employees that do not contain any provisions providing severance, termination or similar payments.
15.	Letter employment for Joe Alesandro dated 9/22/08

16.	Letter employment agreement for Robert Baro dated 10/15/08